Exhibit 99.1

VERITEX HOLDINGS, INC. REPORTS SECOND QUARTER FINANCIAL RESULTS
Dallas, TX — July 19, 2017 —Veritex Holdings, Inc. (“Veritex” or the “Company”) (NASDAQ: VBTX), the holding company for Veritex Community Bank, announced today the results for the quarter ended June 30, 2017. The Company reported net income of $3.6 million, or $0.23 diluted earnings per share (EPS), compared to $3.1 million, or $0.20 diluted EPS, for the quarter ended March 31, 2017 and $3.2 million, or $0.29 diluted EPS, for the quarter ended June 30, 2016. Compared to the quarter ended March 31, 2017, total loans increased $101.5 million to $1.1 billion representing a 39.8% annualized growth rate. Total assets and total deposits were unchanged with balances of $1.5 billion and $1.2 billion, respectively, as of June 30, 2017.
Malcolm Holland, the Company’s Chairman and Chief Executive Officer, said, “I am excited to report a great quarter driven by record loan production exceeding $100 million. Our loan portfolio grew 10% compared to March 31, 2017, or an annualized growth rate of 40%. Our pipelines are solid and credit quality remains a core foundational focus of our bank. Our net interest margin for the quarter was up 32 basis points over the prior quarter as we deployed excess cash into loan fundings. In addition, our loan yield was up 10 basis points over the prior quarter as we push through interest rate floors to see the benefit from Federal Reserve rate increases.”
Mr. Holland continued, “We received final regulatory approval of our application to merge with Sovereign Bancorp, Inc. from the Federal Reserve on July 7, 2017 and we expect to close this transaction on or around August 1, 2017. Over the past several months we have worked diligently alongside a third party firm to organize the integration process on this transformational merger. Thanks to the hard work of both the Sovereign and Veritex teams, we will be prepared for conversion and integration in the third quarter of 2017. I look forward to officially welcoming Sovereign’s clients, shareholders, and employees as they join the Veritex family.”
Second Quarter 2017 Financial Highlights

•	Total loans increased $194.5 million, or 21.0%, to $1.1 billion compared to $928.0 million as of June 30, 2016.

•	Total deposits increased $183.4 million, or 17.8%, to $1.2 billion compared to $1.0 billion as of June 30, 2016.

•	Net interest income was $12.4 million, an increase of $2.1 million, or 21.0%, compared to $10.2 million for the same period in 2016.

•	Net income was $3.6 million, an increase of $0.4 million, or 13.9%, compared to $3.2 million for the same period in 2016.

•
Pre-tax income was $5.4 million, an increase of $0.6 million, or 12.6%, compared to $4.8 million for the same period in 2016. Pre-tax, pre-provision income increased $1.0 million, or 19.1%, to $6.4 million compared to $5.3 million for the same period in 2016.

•	Nonperforming assets to total assets remained low at 0.13% as of June 30, 2017, and no material charge-offs in the quarter.

Result of Operations for the Three Months Ended June 30, 2017
Net Interest Income
For the three months ended June 30, 2017, net interest income before provision for loan losses was $12.4 million and net interest margin was 3.53% compared to $11.3 million and 3.21%, respectively, for the three months ended March 31, 2017. Net interest income increased $1.1 million primarily due to an increase of $1.1 million in interest earned on total loans as average loans increased $62.8 million from March 31, 2017 to June 30, 2017. This increase was driven by success of our organic growth strategy during the three months ended June 30, 2017. The net interest margin increased 32 basis points from the three months ended March 31, 2017 primarily due to a change in mix of earning assets resulting from increases in loans, which tend to yield greater interest rates than other interest earning assets such as investment securities and interest bearing deposits in other banks, and decreases in interest-bearing deposits in other banks which traditionally provide lower average yields than other interest earning assets such as loans. Average loan balances represented 76.2% of average interest-earnings assets for the three months ended June 30, 2017 compared to 70.8% for the three months ended March 31, 2017. Average interest-bearing deposits in other banks decreased $96.6 million and represented 14.2% of average-interest earning assets for the three months ended June 30, 2017 compared to 20.8% for the three months ended March 31, 2017. In addition, the average yield on loan balances increased to 4.88% from 4.78%, investment securities increased to 2.17%, from 1.96% and interest-bearing deposits in other banks increased to 1.10% from 0.84% for the three months ended June 30, 2017 compared to the three months ended March 31, 2017. The increase in the average yields for these average interest earning assets is due to increases in the targeted Federal Funds rate and the resulting impact from increases in corresponding rates for these products.
Net interest income before provision for loan losses increased by $2.1 million from $10.2 million to $12.4 million for the three months ended June 30, 2017 as compared to the same period during 2016. The increase in net interest income before provision for loan losses was primarily due to $2.0 million in increased interest income on loans resulting from average loan balance increases of $156.3 million compared to June 30, 2016. The net interest margin declined to 3.53% during the three months ended June 30, 2017 from 3.90% for the same three-month period in 2016. The 37 basis point decrease in net interest margin was partially due to a change in mix of earning assets with increases in interest-bearing deposits in other banks to $199.1 million representing 14.2% of earning assets as of June 30, 2017 compared to interest-bearing deposits in other banks of $59.5 million representing 5.6% as of the same period in 2016. Interest-bearing deposits in other banks tend to bear lower interest rates than other earning assets such as loans and investment securities. The increase in interest-bearing deposits in other banks was primarily driven by proceeds of our public offering of common stock in December 2016 and increases in customer deposits. In addition, the average interest paid on deposits increased to 0.80% for the the three months ended June 30, 2017 from 0.68% for the same period in 2016. The 12 basis point increase was related to an increase in deposit balances related to premium priced financial institution money market accounts.
Noninterest Income
Noninterest income for the three months ended June 30, 2017 was $1.8 million, an increase of $231 thousand or 15.0% compared to the three months ended March 31, 2017. The net increase was primarily from an increase in dividend income of $104 thousand as a result of bi-annual Federal Reserve Bank stock dividends received during the three months ended June 30, 2017, increased gain on sale of mortgage loans of $42 thousand and increased analysis charges and debit card fees of $46 thousand for the three months ended June 30, 2017 compared to the three months ended March 31, 2017.
Compared to the three months ended June 30, 2016, noninterest income for the three months ended June 30, 2017 grew $354 thousand or 25.1%. The increase was primarily a result of increased gains on sale of Small Business Administration loans of $285 thousand and increased debit card fees of $71 thousand for the three months ended June 30, 2017 compared to the three months ended June 30, 2016.
Noninterest Expense
Noninterest expense was $7.8 million for the three months ended June 30, 2017, compared to $7.5 million for the three months ended March 31, 2017, an increase of $332 thousand or 4.5%. The increase was primarily due to increased professional fees of $390 thousand which included legal services associated with strategic initiatives of $135 thousand, professional recruiting expenses of $112 thousand, and Sovereign merger related expenses of $41 thousand. Noninterest expense during the three months ended June 30, 2017 also increased compared to the three months ended March 31, 2017 due to an increase in Federal Deposit Insurance Corporation (“FDIC”) assessment fees of $135 thousand which were incurred as a result of a catch-up in prior period assessments, and growth in assets, a primary driver of these expenses. These increases were partially offset by a decrease in salaries and employee benefits of $266 thousand from an increase in the deferral of direct loan origination costs.

Compared to the three months ended June 30, 2016, noninterest expense for the three months ended June 30, 2017 increased $1.5 million, or 23.5%. The increase was primarily due to increased professional fees of $685 thousand for nonrecurring legal services associated with strategic initiatives and conversion planning for the Sovereign merger. Noninterest expense during the three months ended June 30, 2017 also increased compared to the three months ended June 30, 2016 due to an increase in FDIC assessment fees of $261 thousand which were incurred as a result of a catch-up in prior period assessments, and growth in assets, a primary driver of the expenses. Other noninterest expense also increased $281 thousand primarily due to an increase in dues and membership fees, insurance expense, and card transaction expense.
Income Taxes
Income tax expense for the three months ended June 30, 2017 totaled $1.8 million, an increase of $452 thousand, or 33.5%, compared to the three months ended March 31, 2017. The Company’s effective tax rate, before reporting the net impact of discrete items, was approximately 34.8% and 34.2% for the three months ended June 30, 2017 and the three months ended March 31, 2017, respectively. The change in income tax expense from the three months ended March 31, 2017 was primarily due to the $970 thousand increase in net operating income and decrease in net discrete tax benefit from $172 thousand for the three months ended March 31, 2017 to $83 thousand for the three months ended June 30, 2017. The net discrete tax benefit for the three months ended June 30, 2017 was primarily associated with the recognition of excess tax benefit realized on share-based payment awards. The Company’s effective tax rate, after including the net impact of discrete tax items, was approximately 33.3% and 30.4%, respectively for the three months ended June 30, 2017 and the three months ended March 31, 2017.
Compared to the three months ended June 30, 2016, income tax expense increased $163 thousand, or 9.9%, to $1.8 million for the three months ended June 30, 2017. The Company’s effective tax rate, before reporting the net impact of discrete items, was approximately 34.8% for the three months ended June 30, 2017 compared to 34.1% for the three months ended June 30, 2016. There were no discrete tax items during the three months ended June 30, 2016. The change in income tax expense from the three months ended June 30, 2016 was primarily due to the increase in net operating income of $606 thousand offset by the impact of the net discrete tax benefit of $83 thousand during the three months ended June 30, 2017. The Company’s effective tax rate, after including the net impact of discrete tax items, was approximately 33.3% and 34.1% for the three months ended June 30, 2017 and 2016, respectively.
Financial Condition
Loans (excluding loans held for sale and deferred loan fees) at June 30, 2017 were $1.1 billion, an increase of $101.5 million or 9.9% compared to $1.0 billion at March 31, 2017. The net increase from March 31, 2017 was primarily the result of the continued execution and success of our organic growth strategy.
Loans (excluding loans held for sale and deferred loan fees) at June 30, 2017 increased $194.5 million, or 21.0%, compared to $928.0 million at June 30, 2016. The growth over June 30, 2016 is due to the continued execution and success of our organic growth strategy.
Deposits at June 30, 2017 were $1.2 billion, a decrease of $10.6 million, or 0.9%, compared to March 31, 2017. The decrease from March 31, 2017 was primarily due to the maturity of $17.5 million in certificates of deposits and $5.0 million of wholesale deposits, a decrease in interest bearing checking of $3.8 million and a decrease in money market accounts of $3.2 million which was partially offset by an increase in savings accounts of $20.0 million.
Deposits increased $183.4 million, or 17.8%, compared to $1.0 billion at June 30, 2016. The increase from June 30, 2016 was primarily due to an increase in financial institution money market accounts of $105.0 million resulting from the launch of a correspondent banking group, organic growth in retail and business money market accounts of $60.3 million, growth in savings deposits of $102.0 million, and an increase of $4.1 million in interest bearing checking. This growth was partially offset by a decrease in wholesale deposits of $53.5 million, a decrease in CDs of $17.0 million and a decrease in non-interest bearing deposits of $17.5 million.
Advances from the Federal Home Loan Bank were $38.2 million at June 30, 2017 compared to $38.3 million at March 31, 2017 and $38.4 million at June 30, 2016.
Asset Quality
The allowance for loan losses was 0.87%, 0.86%, and 0.85% of total loans at June 30, 2017, March 31, 2017, and June 30, 2016, respectively. The allowance for loan losses as a percentage of total loans over the three quarter periods was determined by the qualitative factors around the nature, volume and mix of the loan portfolio.

The provision for loan losses for the three months ended June 30, 2017 totaled $943 thousand compared to $890 thousand for three months ended March 31, 2017. The increase in provision for loan losses for the three months ended June 30, 2017 compared to March 31, 2017 was due to the general provision required from an increase in loan growth compared to the prior period. The increase of $416 thousand in provision for loan losses from June 30, 2016 to June 30, 2017 was due to the general provision required from an increase in loan growth compared to the same period in 2016.
Non-accrual loans were $1.5 million at June 30, 2017 compared to $1.7 million at March 31, 2017 and $1.0 million at June 30, 2016. At June 30, 2017 and March 31, 2017, non-accrual loans to our total loans held for investment was minimal at 0.13% and 0.17%, respectively.
Nonperforming assets totaled $2.0 million, or 0.13%, of total assets at June 30, 2017 compared to $2.9 million, or 0.19%, of total assets at March 31, 2017. Nonperforming assets were $7.2 million, or 0.59%, of total assets at June 30, 2016. The decrease of $874 thousand in nonperforming assets compared to March 31, 2017 was primarily due to decrease in other real estate owned of $505 thousand from the sale of a property in the period as well as a decrease of $369 thousand in nonperforming loans. The decrease of $5.2 million in non performing assets compared to June 30, 2016 was primarily related to the payoff of a single $5.4 million loan which was classified as an accruing loan 90 or more days past due as of June 30, 2016.
Non-GAAP Financial Measures
The Company’s management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, the Company reviews and reports tangible book value per common share, the tangible common equity to tangible assets ratio and pre-tax, pre-provision income. The Company has included in this release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to “Consolidated Financial Highlights” at the end of this release for a reconciliation of these non-GAAP financial measures.
About Veritex Holdings, Inc.
Headquartered in Dallas, Texas, Veritex Holdings, Inc. is a bank holding company that conducts banking activities through its wholly-owned subsidiary, Veritex Community Bank, with eleven branch locations throughout the Dallas metropolitan area and one mortgage office. Veritex Community Bank is a Texas state chartered bank regulated by the Texas Department of Banking and the Board of Governors of the Federal Reserve System.
For more information, visit www.veritexbank.com
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release may contain certain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections about the Company and its subsidiaries. Forward-looking statements include information regarding the Company’s future financial performance, business and growth strategy, projected plans and objectives, and related transactions, integration of the acquired businesses, ability to recognize  anticipated operational efficiencies, and other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. Further, certain factors that could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to whether the Company can: successfully implement its growth strategy, including identifying acquisition targets and consummating suitable acquisitions; continue to sustain internal growth rate; provide competitive products and services that appeal to its customers and target market; continue to have access to debt and equity capital markets; and achieve its performance goals.  Other risks include, but are not limited to: difficulties and delays in integrating the Company’s and Sovereign’s businesses or fully realizing cost savings and benefits; the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); business description following the Sovereign acquisition; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in the Company’s Final Prospectus Supplement, dated December 15, 2016, filed pursuant to Rule 424(b)(5), the Company’s joint proxy statement/prospectus filed on February 17, 2017, the Company’s Annual Report on Form 10-K filed on March 10, 2017, and other reports and statements the Company has filed with the Securities and Exchange Commission. Copies of such filings are available for download free of charge from the Investor Relations section on the Company’s website, www.veritexbank.com, under the “About Us” tab.

VERITEX HOLDINGS, INC. AND SUBSIDIARY
Consolidated Financial Highlights - (Unaudited)
(In thousands, except percentages)

	At and For the Three Months Ended
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Selected Financial Data:
Net income	$3,615	$3,098	$3,190	$3,375	$3,173
Total assets	1,508,589	1,522,015	1,408,507	1,269,194	1,215,451
Total loans(1)	1,122,468	1,020,970	991,897	926,712	928,000
Provision for loan losses	943	890	440	238	527
Allowance for loan losses	9,740	8,816	8,524	8,102	7,910
Noninterest-bearing deposits	337,057	338,226	327,614	304,972	354,570
Total deposits	1,211,107	1,221,696	1,119,630	1,077,217	1,027,729
Total stockholders’ equity	247,602	242,725	239,088	142,423	138,850
Summary Performance Ratios:
Return on average assets(2)	0.97%	0.83%	0.97%	1.10%	1.12%
Return on average equity(2)	5.89	5.20	8.11	9.50	9.26
Net interest margin(3)	3.53	3.21	3.44	3.70	3.90
Efficiency ratio(4)	55.03	58.26	57.39	56.64	54.13
Noninterest expense to average assets(2)	2.08	1.99	2.16	2.29	2.23
Summary Credit Quality Data:
Nonaccrual loans	$1,514	$1,686	$941	$1,087	$1,028
Accruing loans 90 or more days past due	15	212	835	357	5,634
Other real estate owned	493	998	662	662	493
Nonperforming assets to total assets	0.13%	0.19%	0.17%	0.17%	0.59%
Nonperforming loans to total loans	0.14	0.19	0.18	0.16	0.72
Allowance for loan losses to total loans	0.87	0.86	0.86	0.87	0.85
Net charge-offs to average loans outstanding	—	0.06	0.03	0.03	0.03
Capital Ratios:
Total stockholders’ equity to total assets	16.41%	15.95%	16.97%	11.22%	11.42%
Tangible common equity to tangible assets(5)	14.77	14.31	15.23	9.14	9.25
Tier 1 capital to average assets	15.09	14.65	16.82	9.82	10.21
Tier 1 capital to risk-weighted assets	18.17	19.94	20.72	12.04	11.88
Common equity tier 1 (to risk weighted assets)	17.92	19.66	20.42	11.72	11.56
Total capital to risk-weighted assets	19.37	21.20	22.02	13.38	13.23
___________________________

(1)
Total loans does not include loans held for sale and deferred fees. Loans held for sale were $4.1 million at June 30, 2017, $1.9 million at March 31, 2017, $5.2 million at December 31, 2016, $4.9 million at September 30, 2016 and $4.8 million at June 30, 2016. Deferred fees were $40 thousand at June 30, 2017, $48 thousand at March 31, 2017, $55 thousand at December 31, 2016, $51 thousand at September 30, 2016, and $52 thousand at June 30, 2016.

(2)
We calculate our average assets and average equity for a period by dividing the sum of our total assets or total stockholders’ equity, as the case may be, at the close of business on each day in the relevant period, by the number of days in the period. We have calculated our return on average assets and return on average equity for a period by dividing net income for that period by our average assets and average equity, as the case may be, for that period.

(3)	Net interest margin represents net interest income, annualized on a fully tax equivalent basis, divided by average interest-earning assets.

(4)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

(5)
We calculate tangible common equity as total stockholders’ equity less preferred stock, goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill, and core deposit intangibles and other intangible assets, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. Our management believe that this measure is important to many investors in the market place who are interested in relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders’ equity and assets while not increasing our tangible common equity or tangible assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures in the table captioned “Reconciliation GAAP —NON-GAAP–(Unaudited).”

VERITEX HOLDINGS, INC. AND SUBSIDIARY
Condensed Consolidated Balance Sheets - (Unaudited)
(In thousands)

	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
ASSETS
Cash and due from banks	$28,687	$23,021	$15,631	$15,837	$12,951
Interest bearing deposits in other banks	144,459	262,714	219,160	162,750	114,293
Total cash and cash equivalents	173,146	285,735	234,791	178,587	127,244
Investment securities	134,708	138,698	102,559	86,772	83,677
Loans held for sale	4,118	1,925	5,208	4,856	4,793
Loans, net	1,112,688	1,012,106	983,318	918,559	920,039
Accrued interest receivable	3,333	2,845	2,907	2,414	2,259
Bank-owned life insurance	20,369	20,224	20,077	19,922	19,767
Bank premises, furniture and equipment, net	17,978	17,521	17,413	17,501	17,243
Non-marketable equity securities	7,407	7,375	7,366	7,358	7,035
Investment in unconsolidated subsidiary	93	93	93	93	93
Other real estate owned	493	998	662	662	493
Intangible assets, net	2,171	2,161	2,181	2,257	2,264
Goodwill	26,865	26,865	26,865	26,865	26,865
Other assets	5,220	5,469	5,067	3,348	3,679
Total assets	$1,508,589	$1,522,015	$1,408,507	$1,269,194	$1,215,451
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$337,057	$338,226	$327,614	$304,972	$354,570
Interest-bearing	874,050	883,470	792,016	772,245	673,159
Total deposits	1,211,107	1,221,696	1,119,630	1,077,217	1,027,729
Accounts payable and accrued expenses	2,574	1,631	2,914	2,082	1,611
Accrued interest payable and other liabilities	1,032	9,655	534	1,098	855
Advances from Federal Home Loan Bank	38,235	38,271	38,306	38,341	38,375
Junior subordinated debentures	3,093	3,093	3,093	3,093	3,093
Subordinated notes	4,946	4,944	4,942	4,940	4,938
Total liabilities	1,260,987	1,279,290	1,169,419	1,126,771	1,076,601
Commitments and contingencies
Stockholders’ equity:
Common stock	152	152	152	107	107
Additional paid-in capital	211,901	211,512	211,173	116,315	116,111
Retained earnings	36,003	32,388	29,290	26,101	22,725
Unallocated Employee Stock Ownership Plan shares	(209)	(209)	(209)	(309)	(309)
Accumulated other comprehensive (loss) income	(175)	(1,048)	(1,248)	279	286
Treasury stock	(70)	(70)	(70)	(70)	(70)
Total stockholders’ equity	247,602	242,725	239,088	142,423	138,850
Total liabilities and stockholders’ equity	$1,508,589	$1,522,015	$1,408,507	$1,269,194	$1,215,451

VERITEX HOLDINGS, INC. AND SUBSIDIARY
Condensed Consolidated Statements of Income - (Unaudited)
(In thousands, except per share data)

	Six Months Ended
	June 30, 2017	June 30, 2016
Interest income:
Interest and fees on loans	$24,907	$21,407
Interest on investment securities	1,310	679
Interest on deposits in other banks	1,158	173
Interest on other	1	2
Total interest income	27,376	22,261
Interest expense:
Interest on deposit accounts	3,389	2,007
Interest on borrowings	358	335
Total interest expense	3,747	2,342
Net interest income	23,629	19,919
Provision for loan losses	1,833	1,372
Net interest income after provision for loan losses	21,796	18,547
Noninterest income:
Service charges and fees on deposit accounts	1,064	877
Gain on sales of investment securities	—	15
Gain on sales of loans	1,554	1,282
Bank-owned life insurance	373	384
Other	310	227
Total noninterest income	3,301	2,785
Noninterest expense:
Salaries and employee benefits	7,550	6,763
Occupancy and equipment	2,026	1,795
Professional fees	1,986	1,076
Data processing and software expense	732	554
FDIC assessment fees	651	269
Marketing	469	411
Other assets owned expenses and write-downs	38	130
Amortization of intangibles	190	190
Telephone and communications	208	197
Other	1,382	892
Total noninterest expense	15,232	12,277
Net income from operations	9,865	9,055
Income tax expense	3,152	3,069
Net income	$6,713	$5,986
Basic earnings per share	$0.44	$0.56
Diluted earnings per share	$0.43	$0.55
Weighted average basic shares outstanding	15,205	10,695
Weighted average diluted shares outstanding	15,633	10,978

VERITEX HOLDINGS, INC. AND SUBSIDIARY
Condensed Consolidated Statements of Income - (Unaudited)
(In thousands, except per share data)

	For the Three Months Ended
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Interest income:
Interest and fees on loans	$13,024	$11,883	$11,684	$11,589	$11,052
Interest on investment securities	735	575	396	335	344
Interest on deposits in other banks	548	610	200	129	80
Interest on other	—	1	1	1	1
Total interest income	14,307	13,069	12,281	12,054	11,477
Interest expense:
Interest on deposit accounts	1,742	1,647	1,600	1,381	1,072
Interest on borrowings	189	169	161	156	177
Total interest expense	1,931	1,816	1,761	1,537	1,249
Net interest income	12,376	11,253	10,520	10,517	10,228
Provision for loan losses	943	890	440	238	527
Net interest income after provision for loan losses	11,433	10,363	10,080	10,279	9,701
Noninterest income:
Service charges and fees on deposit accounts	555	509	537	433	443
Gain on sales of loans	807	747	970	1,036	620
Bank-owned life insurance	186	187	194	193	191
Other	218	92	123	231	158
Total noninterest income	1,766	1,535	1,824	1,893	1,412
Noninterest expense:
Salaries and employee benefits	3,642	3,908	3,650	3,920	3,589
Occupancy and equipment	1,015	1,011	949	923	894
Professional fees	1,188	798	943	785	503
Data processing and software expense	372	360	308	296	270
FDIC assessment fees	393	258	213	179	132
Marketing	225	244	279	293	211
Other assets owned expenses and write-downs	13	25	24	9	55
Amortization of intangibles	95	95	95	95	95
Telephone and communications	106	102	107	98	100
Other	733	649	516	431	452
Total noninterest expense	7,782	7,450	7,084	7,029	6,301
Net income from operations	5,417	4,448	4,820	5,143	4,812
Income tax expense	1,802	1,350	1,630	1,768	1,639
Net income	$3,615	$3,098	$3,190	$3,375	$3,173
Basic earnings per share	$0.24	$0.20	$0.28	$0.32	$0.30
Diluted earnings per share	$0.23	$0.20	$0.27	$0.31	$0.29
Weighted average basic shares outstanding	15,211	15,200	11,299	10,705	10,696
Weighted average diluted shares outstanding	15,637	15,632	11,653	11,025	10,994

VERITEX HOLDINGS, INC. AND SUBSIDIARY
Reconciliation GAAP — NON-GAAP - (Unaudited)
(In thousands except per share data and percentages)
The following table reconciles, at the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets and presents our book value per common share to our tangible book value per share:

	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Tangible Common Equity
Total stockholders’ equity	$247,602	$242,725	$239,088	$142,423	$138,850
Adjustments:
Goodwill	(26,865)	(26,865)	(26,865)	(26,865)	(26,865)
Intangible assets, net	(2,171)	(2,161)	(2,181)	(2,257)	(2,264)
Total tangible common equity	$218,566	$213,699	$210,042	$113,301	$109,721
Tangible Assets
Total assets	$1,508,589	$1,522,015	$1,408,507	$1,269,194	$1,215,451
Adjustments:
Goodwill	(26,865)	(26,865)	(26,865)	(26,865)	(26,865)
Intangible assets	(2,171)	(2,161)	(2,181)	(2,257)	(2,264)
Total tangible assets	$1,479,553	$1,492,989	$1,379,461	$1,240,072	$1,186,322
Tangible Common Equity to Tangible Assets	14.77%	14.31%	15.23%	9.14%	9.25%
Common shares outstanding	15,233	15,229	15,195	10,736	10,728

Book value per common share(1)	$16.25	$15.94	$15.73	$13.27	$12.94
Tangible book value per common share(2)	$14.35	$14.03	$13.82	$10.55	$10.23

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(1)	We calculate book value per common share as stockholders’ equity at the end of the relevant period divided by the outstanding number of shares of our common stock at the end of the relevant period.

(2)
We calculate tangible book value per common share as total tangible common equity, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. Our management believes that this measure is important to many investors in the market place who are interested in changes from period to period on book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

VERITEX HOLDINGS, INC. AND SUBSIDIARY
Reconciliation GAAP — NON-GAAP - (Unaudited)
(In thousands)
The following table reconciles net income from operations to pre-tax, pre-provision income:

	For the Three Months Ended
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Pre-Tax, Pre-Provision Income
Net income from operations	$5,417	$4,448	$4,820	$5,143	$4,812
Provision for loan losses	943	890	440	238	527
Total pre-tax, pre-provision income(1)	$6,360	$5,338	$5,260	$5,381	$5,339
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(1)
We calculate pre-tax, pre-provision income by adding the total provision for loan losses to net income from operations for the relevant period. Pre-tax pre-provision income is a non-GAAP financial measure and as we calculate pre-tax, pre-provision income, the most directly comparable GAAP financial measure is net income. Our management believe that this measure is important to many investors in the market place who are interested in understanding our operating performance before provision for loan losses, which can vary from quarter to quarter, and income taxes.

VERITEX HOLDINGS, INC. AND SUBSIDIARY
Net Interest Margin - (Unaudited)
(In thousands except percentages)

	For the Three Months Ended
	June 30, 2017			March 31, 2017			June 30, 2016
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
Assets
Interest-earning assets:
Total loans(1)	$1,070,436	$13,024	4.88%	$1,007,622	$11,883	4.78%	$914,121	$11,052	4.86%
Securities available for sale	135,795	735	2.17	119,226	575	1.96	80,498	344	1.72
Investment in unconsolidated subsidiary	93	—	—	93	1	4.36	93	1	4.32
Interest-bearing deposits in other banks	199,050	548	1.10	295,637	610	0.84	59,506	80	0.54
Total interest-earning assets	1,405,374	14,307	4.08	1,422,578	13,069	3.73	1,054,218	11,477	4.38
Allowance for loan losses	(9,117)			(8,558)			(7,604)
Noninterest-earning assets	104,819			103,692			92,179
Total assets	$1,501,076			$1,517,712			$1,138,793
Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$870,542	$1,742	0.80%	$858,420	$1,647	0.78%	$636,875	$1,072	0.68%
Advances from FHLB	38,258	89	0.93	38,293	70	0.74	54,425	80	0.59
Other borrowings	8,067	100	4.97	8,064	99	4.98	8,077	97	4.83
Total interest-bearing liabilities	916,867	1,931	0.84	904,777	1,816	0.81	699,377	1,249	0.72
Noninterest-bearing liabilities:
Noninterest-bearing deposits	334,813			368,117			298,887
Other liabilities	3,156			3,209			2,687
Total noninterest-bearing liabilities	337,969			371,326			301,574
Stockholders’ equity	246,240			241,609			137,842
Total liabilities and stockholders’ equity	$1,501,076			$1,517,712			$1,138,793
Net interest rate spread(2)			3.24%			2.92%			3.66%
Net interest income		$12,376			$11,253			$10,228
Net interest margin(3)			3.53%			3.21%			3.90%
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(1)	Includes average outstanding balances of loans held for sale of $3,169, $2,094 and $5,192 for the three months ended June 30, 2017, March 31, 2017, and June 30, 2016, respectively.

(2)	Net interest rate spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3)	Net interest margin is equal to net interest income divided by average interest-earning assets.